THE BHR INSTITUTIONAL FUNDS
          Plan of Liquidation for the ClariVest International Equity Fund
                                    and
                         ClariVest SMid Cap Core Growth Fund

This Plan of Liquidation ("Plan") concerns the ClariVest International Equity Fund and ClariVest SMid Cap Core Growth Fund (each, a "Portfolio" and, together, the "Portfolios"), each, a series of the BHR Institutional Funds (the "Trust"), which is a statutory trust organized and existing under the laws of the State of Delaware. The Trust is registered as an open-end management investment company under the Investment Company Act of 1940, as amended ("Act"). The Plan is intended to accomplish the complete liquidation and termination of each Portfolio in conformity with all provisions of Delaware law and the Trust's Agreement and Declaration of Trust, dated June 2, 2006 (the "Trust Instrument").
WHEREAS, the Trust's Board of Trustees (the "Board"), on behalf of each Portfolio, after considering such factors and events as they have deemed relevant, including but not limited to the inability of each Portfolio to maintain assets at an appropriate size and the impact of current trends on the ongoing operations of each Portfolio, have determined that the continuation of the Portfolios is not in the best interest of the Trust, the Portfolios or their shareholders, and that each Portfolio shall be terminated and abolished in accordance with this Plan after appropriate notice to shareholders of the Portfolios;

WHEREAS, the Board has approved, authorized, and consented to the voluntary dissolution of each Portfolio; and

WHEREAS, at a meeting of the Board on September 15, 2009 (the
"Meeting"), the Board considered and adopted this Plan as the method of liquidating and terminating each Portfolio;

NOW THEREFORE, the liquidation and termination of each Portfolio shall be carried out in the manner hereinafter set forth:

1. Strip-Out Dividend. At the close of business on or before the last business day prior to the Effective Date (as defined below), each Portfolio shall declare and pay a dividend in an amount equal to (a) 100% of each Portfolio's investment company taxable income, if any, for the current taxable year (computed without regard to any dividends-paid deduction for a dividend to be paid pursuant to this resolution) and (b) the excess, if any, of (i) such Portfolio's net capital gain, if any, for such taxable year over
(ii) the amount of the Portfolio's previous capital gain dividends, if any, for such taxable year.

2. Effective Date of Plan. The Plan became effective upon the adoption and approval of the Plan by the affirmative vote of a majority of the Board at the Meeting. Following such adoption and approval by the Board, the "Effective Date" shall be September 29, 2009.

3. Liquidation and Termination. As promptly as practicable, consistent with the provisions of the Plan, each Portfolio shall be liquidated and terminated in accordance with the laws of the State of Delaware and the Trust's Trust Instrument.

4. Cessation of Business. After the Effective Date, each Portfolio shall cease its business as an investment company and shall not engage in any business activities except for the purposes of winding up its business and affairs, marshalling and preserving the value of its assets and distributing its assets to shareholders of the Portfolio in accordance with the provisions of the Plan after the payment to (or reservation of assets for payment to) all creditors of the Portfolio.

5. Restriction of Transfer and Redemption of Shares. The proportionate interests of shareholders in the assets of each Portfolio shall be fixed on the basis of its shareholdings at the close of business on the Effective Date of the Plan. On the Effective Date, the books of each Portfolio shall be closed. Thereafter, unless the books are reopened because the Plan cannot be carried into effect under the laws of the State of Delaware or otherwise, the shareholders' respective interests in each Portfolio's assets shall not be transferable by the negotiation of stock certificates.

6. Liquidation of Assets. As soon as is reasonable and practicable after the Effective Date, all portfolio securities of each Portfolio shall be converted to cash or cash equivalents.

7. Payment of Debts. As soon as practicable after the Effective Date, each Portfolio shall determine and pay, or set aside in cash equivalent, the amount of all known or reasonably ascertainable liabilities of the Portfolio incurred or expected to be incurred prior to the date of the liquidating distribution provided for in Section 7, below.

8. Liquidating Distribution. As soon as possible after the Effective Date, and in any event within 14 days thereafter, each Portfolio shall mail the following to each shareholder of record on the Effective Date: (1) a liquidating distribution equal to the shareholder's proportionate interest in the net assets of the Portfolio and (2) information concerning the sources of the liquidating distribution.

9. Management and Expenses of the Portfolio Subsequent to the Liquidating Distribution. DundeeWealth US, LP shall bear all expenses incurred by the Portfolios in carrying out this Plan of Liquidation including, but not limited to, all printing, legal, accounting, custodian and transfer agency fees, and the expenses of any reports to shareholders. Any expenses and liabilities attributed to the Portfolios subsequent to the mailing of the liquidating distribution will be borne by DundeeWealth US, LP.

10. Termination of Contracts. As of the Effective Date, all contracts and plans applicable to the Portfolios shall terminate with respect to the Portfolios.

11. Power of Board of Trustees. The Board and, subject to the trustees, the officers, shall have authority to do or authorize any or all acts and things as provided for in the Plan and any and all such further acts and things as they may consider necessary or desirable to carry out the purposes of the Plan, including the execution and filing of all certificates, documents, information returns, tax returns and other papers which may be necessary or appropriate to implement the Plan. The death, resignation or disability of any trustee or any officer of the Trust shall not impair the authority of the surviving or remaining trustees or officers to exercise any of the powers provided for in the Plan.

12. Amendment of Plan. The Board shall have the authority to authorize such variations from or amendments of the provisions of the Plan as may be necessary or appropriate to effect the marshalling of the Portfolios' assets and the complete liquidation and termination of the existence of the Portfolios, and the distribution of their net assets to shareholders in accordance with the laws of the State of Delaware and the purposes to be accomplished by the Plan.

13. Complete Liquidation. This Plan is intended to, and shall, constitute a plan of liquidation constituting the complete liquidation of the Fund, as described in Section 331(a) and Section 562(b)(2) of the Internal Revenue Code of 1986, as amended.

THE BHR INSTITUTIONAL FUNDS
For the Board of Trustees


By:   /s/ Amy D. Duling
Name:  Amy Duling
Title:    Trustee and Chairman of the Board

Accepted:


BHR FUND ADVISORS, LP

By:  /s/ Holly Ann Butson
Name: Holly Ann Butson
Title: CCO